Exhibit 8.1

List of Significant Subsidiaries and Variable Interest Entity

Name	Place of Incorporation

Subsidiaries

Giganology (Shenzhen) Co., Ltd.	PRC

Xunlei Network Technologies Limited	British Virgin Islands

Xunlei Network Technologies Limited	Hong Kong

Xunlei Computer (Shenzhen) Co., Ltd.	PRC

Variable Interest Entity

Shenzhen Xunlei Networking Technologies, Co., Ltd.	PRC

Subsidiaries of Variable Interest Entity

Shenzhen Onething Technologies Co., Ltd.	PRC